UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2013

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1550
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(k) Savings Plan and Trust

December 31, 2013

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Information:	16

Schedule of Assets (Held at End of Year)	17

Signatures	19

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of The AERC 401(K)
Savings Plan and Trust
We have audited the accompanying statements of net assets available for benefits of The AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ CohnReznick LLP
Chicago, Illinois
June 17, 2014

The AERC 401(K) Savings Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS

Investments at fair value, participant-directed (Note D)	$11,286,690	$9,138,332

Participant notes receivable	298,067	173,684

Total assets	11,584,757	9,312,016

LIABILITIES

Excess contributions refundable	9,070	13,638

Net assets reflecting investments at fair value	11,575,687	9,298,378

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$11,575,687	$9,298,378
The accompanying notes are an integral part of these financial statements.

The AERC 401(K) Savings Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions:
Investment and loan interest income:
Interest and dividends		$277,257
Net appreciation in fair value of investments (Note D)		1,621,660
Contributions:
Employer	$154,080
Rollover	53,982
Participants	914,473	1,122,535

Total additions		3,021,452

Deductions:
Benefits paid to participants		682,900
Expenses paid		61,243
Total deductions		744,143

Net increase		2,277,309

Net assets available for benefits:

Beginning of year		9,298,378

End of year		$11,575,687
The accompanying notes are an integral part of these financial statements.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2013
NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of The AERC 401(K) Savings Plan and Trust (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.
1.    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2.    Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information, see Note C. Fair Value Measurements.
Investment income is recorded as earned and reinvested in Plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
3.    Federal Income Taxes
The Plan has received a favorable determination letter dated February 15, 1996 from the Internal Revenue Service ("IRS"), which classified the Plan as a qualified employee benefit plan exempt from income taxes under the Employee Retirement Income Security Act of 1974 ("ERISA"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America ("GAAP") require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
4.    Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balances. The loans are secured by the balance in the participant's account, bear interest at rates varying from 4.25% to 6.00%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. Interest on the loans is credited to the participant's account. The loans have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the loan.
5.    Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. Actual results could differ from those estimates.
6.    Payment of Benefits
Benefits are recorded when paid.
7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' balances and the amounts reported in the statements of net assets available for benefits.
8.    Excess Contributions Refundable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2013 and 2012 excess contributions to the applicable participants prior to March 15, 2014 and 2013, respectively.
9.    Participant Accounts
Each participant's account is credited with the participant's contributions and employer matching contributions, as well as allocations of the Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations based on participant earnings, account balances, or specific participant transactions as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.
NOTE B. DESCRIPTION OF THE PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013

NOTE B. DESCRIPTION OF THE PLAN (Continued)
The Plan, which became effective April 1, 1990, is sponsored by a controlled group of corporations. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law. The Trustees of the Plan are responsible for oversight of the Plan.
Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution, which has been currently set at 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages. The contribution is subject to change from time to time at the discretion of the Trustees of the Plan. Participants may elect to contribute up to 50% of their gross wages, and currently have the option of investing their accounts between 25 different investment options. The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract, 22 mutual funds, and one pooled separate account. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Contributions are subject to certain IRS limitations.
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $52,690 and $43,913, respectively. These accounts will be applied to the Plan's administrative expenses and any excess amount will be used to reduce future employer contributions. AERC will be responsible for any administrative expenses that the accounts do not pay.
On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in-kind, or any reasonable combination of the foregoing.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE C. FAIR VALUE MEASUREMENTS
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Mutual Funds: Valued at the daily closing price as reported by the Fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Pooled Separate Accounts: The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement Insurance & Annuity Company ("PRIAC").
Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Guaranteed Income Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Large Cap Stock-Blend	$1,934,617	$—	$—	$1,934,617
Large Cap Stock-Value	1,788,420	~~—~~	—	1,788,420
Balance Speciality	1,323,778	~~—~~	—	1,323,778
Large Cap Stock-Growth	841,303	~~—~~	—	841,303
Fixed Income-Intermediate Bond	815,043	~~—~~	—	815,043
International Stock Blend	667,139	~~—~~	—	667,139
Mid Cap Stock-Value	376,865	~~—~~	—	376,865
Small Cap Stock-Growth	346,432	~~—~~	—	346,432
Fixed Income-Multisector	202,799	~~—~~	—	202,799
International Stock-Emerging Markets	169,216	~~—~~	—	169,216
Small Cap Stock-Value	135,100	~~—~~	—	135,100
Mid Cap Stock-Growth	111,214	~~—~~	—	111,214
Specialty-Real Estate	65,068	~~—~~	—	65,068
Mid Cap Stock-Blend	53,941	~~—~~	—	53,941
Fixed Income-Government Securities	9,327	~~—~~	—	9,327
Pooled Separate Account	—	117,553	—	117,553
AERC Common Stock	710,842	~~—~~	—	710,842
Guaranteed Income Fund	—	—	1,618,033	1,618,033
Total assets at fair value	$9,551,104	$117,553	$1,618,033	$11,286,690

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Balance Specialty	$2,398,056	$—	$—	$2,398,056
Large Cap Stock-Blend	1,474,293	—	—	1,474,293
Large Cap Stock-Value	1,226,646	—	—	1,226,646
Fixed Income-Intermediate Bond	488,783	—	—	488,783
International Stock-Blend	321,782	—	—	321,782
Small Cap Stock-Growth	244,340	—	—	244,340
Mid Cap Stock-Value	222,828	—	—	222,828
Large Cap Stock-Growth	208,889	—	—	208,889
Fixed Income-Multisector	195,861	—	—	195,861
International Stock-Emerging Markets	68,780	—	—	68,780
Specialty-Real Estate	63,038	—	—	63,038
Small Cap Stock-Value	37,971	—	—	37,971
Mid Cap Stock-Blend	25,514	—	—	25,514
Fixed Income-Government Securities	20,074	—	—	20,074
Mid Cap Stock-Growth	12,596	—	—	12,596
AERC Common Stock	889,466	—	—	889,466
Guaranteed Income Fund	—	—	1,239,415	1,239,415
Total assets at fair value	$7,898,917	$—	$1,239,415	$9,138,332

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2013.

Level 3 Assets

Year Ended
December 31, 2013

Guaranteed
Income
Fund

Balance, beginning of year	$1,239,415
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held
at the reporting date	—
Purchases	577,403
Sales	(198,785)
Balance, end of year	$1,618,033

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

		Principal Valuation	Unobservable
Instrument	Fair Value	Technique	Inputs	Rate Applied

Guaranteed		Discounted	Average yield	1.57%
income fund	$1,618,033	cash flow	earned by Plan

			Average yield	1.57%
			credited to
			participants

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE D. INVESTMENTS
The Plan's investments are held by PRIAC at December 31, 2013 and 2012. The following table presents the fair value of the investments at December 31, 2013 and 2012, and separately identifies those investments that represent 5% or more of the Plan's net assets.

	December 31,	December 31,
	2013	2012
Description	Fair Value	Fair Value

Investment at fair value as determined by Prudential:
Dodge & Cox Stock Fund	$1,788,420	$1,226,646
Vanguard Index Trust 500 Portfolio	1,768,062	1,474,293
Guaranteed Income Fund	1,618,033	1,239,415
T. Rowe Price Retirement 2020	974,480	1,406,940
T. Rowe Price Growth Stock	841,303	321,782*
PIMCO Total Return Institutional	815,043	488,783
AERC Common Stock	710,842	889,466
T. Rowe Price Retirement 2030	188,610*	495,817
All other (Investments less than 5%)	2,581,897	1,595,190

	$11,286,690	$9,138,332
*Investments represent less than 5% of the Plan's net assets.
During the year ended December 31, 2013, the Plan's participant-directed investments (including investments bought, sold and held during the year) appreciated in value by $1,621,660 as follows:

Mutual Funds	$1,617,469
Pooled Separate Account	7,246
AERC Common Stock	(3,055)

$1,621,660

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE E. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with PRIAC. PRIAC maintains contributions in an insurance company-issued general account evergreen group annuity spread product. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract. There are no specific securities in the general account that back the liabilities of this annuity contract. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value approximates fair value at December 31, 2013 and 2012. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events which would limit the Plan's ability to transact at contract value with participants are not likely to occur. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The average yield and crediting interest rates were 1.57% and 1.00% for 2013 and 2012, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed for resetting on a semi-annual basis.
NOTE F. PLAN TERMINATION
Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
NOTE G. PARTY-IN-INTEREST TRANSACTIONS
For the years ended December 31, 2013 and 2012, the Plan purchased AERC common stock at a cost of $21,307 and $47,319, respectively. The fair value of AERC common stock included in investments at December 31, 2013 and 2012 was $710,842 and $889,466, respectively.
Certain Plan investments are units of pooled separate accounts managed by PRIAC. PRIAC is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to PRIAC for investment management services for the years ended December 31, 2013 and 2012 amounted to $61,243 and $53,010, respectively.
At December 31, 2013 and 2012, the Plan's participants had outstanding loans of $298,067 and $173,684, respectively, which were secured by their account balances.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2013
NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to the Form 5500:

	December 31,	December 31,
	2013	2012

Net assets available for benefits per the
financial statements	$11,575,687	$9,298,378

Excess contributions refundable	9,070	13,638

Net assets available for benefits per Form 5500	$11,584,757	$9,312,016
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to the Form 5500:

Benefits paid to participants per the financial statements	$682,900

2012 excess contributions refundable	13,638

2013 excess contributions refundable	(9,070)

Benefits paid to participants per Form 5500	$687,468
NOTE I. EXCESS CONTRIBUTIONS
As of December 31, 2013 and 2012, refunds of employee contributions totaling $9,070 and $13,638, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

SUPPLEMENTAL INFORMATION

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM 4(i)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value

*Prudential	Dodge and Cox Stock Fund		$1,788,420

*Prudential	Vanguard Index Trust 500 Portfolio		1,768,062

*Prudential	Prudential Guaranteed Income Fund		1,618,033

*Prudential	T. Rowe Price Retirement 2020		974,480

*Prudential	T. Rowe Price Growth Stock		841,303

*Prudential	Pimco Total Return Institution		815,043

*AERC	Associated Estates Realty Corporation		710,842

*Prudential	Vanguard Selected Value A		376,865

*Prudential	T. Rowe Price New Horizons		346,432

*Prudential	Thornburg Intern Value R3		344,245

*Prudential	Vanguard Total Intermediate Stock Index		300,687

*Prudential	Loomis Sayles Bond Fund CL I		202,799

*Prudential	T. Rowe Price Retirement 2030		188,610

*Prudential	Oppen Developing Markets A		169,216

*Prudential	Pimco All Asset Institution Fund		166,555

*Prudential	Perkins Small Cap Value		135,100

*Prudential	T. Rowe Price Retirement 2040		117,900

*Prudential	Prudential Day One Income Flex Target		117,553

*Prudential	Buffalo Mid Cap Fund		111,214

*Prudential	Cohen and Steers Realty Fund		65,068

*Prudential	Vanguard Mid Cap Index Fund		53,941

*Prudential	T. Rowe Price Retirement 2010		33,749

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM 4(i)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31, 2013

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value

*Prudential	Vanguard Small Cap Index		22,207

*Prudential	Vanguard Intermediate Term Treasury Fund		9,327

*Prudential	T. Rowe Price Retirement 2050		9,039

*Participant Loans	**Participant Loans - 4.25% to 6.00%		298,067
Total			$11,584,757

*	Represents a party-in-interest.

**	Participant loans are considered investments on the Form 5500, but are classified as participant notes receivable on the financial statements.

***	Historical cost has not been presented, as all investments are participant-directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Trustee	June 17, 2014
Jeffrey I. Friedman

/s/ Lou Fatica	Trustee	June 17, 2014
Lou Fatica

/s/ Daniel E. Gold	Trustee	June 17, 2014
Daniel E. Gold